August 5, 2019

Michelle Gass
Chief Executive Officer
KOHLS Corp
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

       Re: KOHLS Corp
           Form 10-K for Fiscal Year Ended February 2, 2019
           Filed March 22, 2019
           File No. 001-11084

Dear Ms. Gass:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Sales, page 19

1. We note your statement on page 19 that as an omnichannel retailer, it is often difficult for you to distinguish between a store sale and a digital sale, and therefore you do not report store sales and digital sales separately. However, we note statements in your fourth quarter 2018 earnings call and your first quarter 2019 earnings calls which suggest that you are able to track digital sales separately. Specifically, your Chief Financial
      Officer stated in your fourth quarter 2018 earnings call that "[t]he strong sales performance was driven by positive transactions and a double-digit increase in digital sales, which was on top of the 26% increase in the fourth quarter of last year" and your
      Chief Executive Officer elaborated on why this increase in digital sales occurred during her update on your omnichannel strategies. Similarly, your Chief Financial Officer stated
      in your first quarter 2019 earnings call that "[d]igital sales remained solid in Q1 growing
 Michelle Gass
KOHLS Corp
August 5, 2019
Page 2
         high single-digits, which was on top of the mid-teens percent increase in the prior year.
         The solid results reflect the positive impact that our investments are having on customer engagement. Mobile again represented the majority of our traffic growth at over 75% of digital traffic and more than half of digital sales." Please tell us why you appear to be able to distinguish between store and digital sales in your earnings calls and why you separately discuss digital sales in your earnings calls. Please reconcile this discussion during your earnings calls with the disclosures in your Form 10-K that you do not have a clear distinction between store and digital sales. Also tell us why your analysis of results of operations does not quantify net sales from your digital channel and does not disclose information about the increase in digital sales and the drivers of that increase similar to the information currently provided during your earnings calls. We may have further comment after reviewing your response.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Sondra Snyder, Staff Accountant at (202) 551-3332,
Jennifer
Thompson, Accounting Branch Chief at (202) 551-3737, Danilo Castelli, Staff Attorney at (202)
551-6521 or Jacqueline Kaufman, Staff Attorney at (202) 551-3797 with any questions.



FirstName LastNameMichelle Gass                                 Sincerely,
Comapany NameKOHLS Corp
                                                                Division of
Corporation Finance
August 5, 2019 Page 2                                           Office of
Consumer Products
FirstName LastName